VF9-5-02

02053048

ITED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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SEC FILE NUMBER
8-20521

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2001 (MM/DD/YY) AND ENDING JUNE 30, 2002 (MM/DD/YY)

RECEIVED SEP 09 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WALL STREET DISCOUNTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 NORTH PINCKNEY STREET
(No. and Street)

MADISON	WI	53703
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES M. FLEMING — (608) 251-0504
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEGNER LLP
(Name — *if individual, state last, first, middle name*)

2110 LUANN LANE	MADISON	WI	53713
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JAMES M. FLEMING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET DISCOUNTS, INC., as of JUNE 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

James Fleming
Signature

PRESIDENT
Title

Donald B Bruns 8/26/02
Notary Public
Donald B. Bruns
My commission is permanent.

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET DISCOUNTS, INC.

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION

June 30, 2007

CONTENTS

Wegner LLP
CPAs & Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wall Street Discounts, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Wall Street Discounts, Inc. (the Corporation) as of June 30, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Discounts, Inc., as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wegner LLP

Wegner LLP
July 31, 2002

Madison Office: 2110 Luann Lane • Madison, WI 53713-3074 • (608) 274-4020 • FAX (608) 274-0775 • e-mail: info@wegnercpas.com
Baraboo Office: 123 Second Street • P.O. Box 150 • Baraboo, WI 53913 • (608) 356-3966 • FAX (608) 356-2966
www.wegnercpas.com

WALL STREET DISCOUNTS, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2002

ASSETS		
Cash and equivalents	$	266,462
Cash and equivalents - restricted		1,778
Broker and dealer receivables		7,385
Investments		3,300
Prepaid expenses		3,018
Federal income tax refund receivable		1,732
Office equipment (net of accumulated depreciation of $16,672)		431
Total assets	$	284,106
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Due to other broker	$	9,388
Payroll and payroll taxes payable		2,807
Total liabilities		12,195
STOCKHOLDERS' EQUITY		
Common stock , no par value, 2,800 shares authorized, 1,960 shares issued and 1,333 outstanding		82,025
Retained earnings		229,886
		311,911
Less: Treasury stock, 627 shares at cost		(40,000)
Total stockholders' equity		271,911
Total liabilities and stockholders' equity	$	284,106

See accompanying notes.

WALL STREET DISCOUNTS, INC.
STATEMENT OF INCOME
Year ended June 30, 2002

	Amount	Percent
REVENUE		
Commission income	$ 239,742	98.00
Interest and dividends	4,900	2.00
Total revenues	244,642	100.00
EXPENSES		
Compensation and benefits	137,111	56.05
Brokerage, commission and clearance fees	64,807	26.49
Communications	22,406	9.16
Occupancy	15,372	6.28
Other	16,868	6.89
Total expenses	256,564	104.87
Net loss before taxes	(11,922)	(4.87)
Income taxes refundable	1,732	0.71
Net loss	$ (10,190)	(5.58)

See accompanying notes.

WALL STREET DISCOUNTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended June 30, 2002

	Common Stock				
	Shares Issued	Amount	Retained Earnings	Treasury Stock	Total
Balance - June 30, 2001	1,960	$ 82,025	$ 240,076	$ (40,000)	$ 282,101
Net loss	-	-	(10,190)	-	(10,190)
Balance - June 30, 2002	1,960	$ 82,025	$ 229,886	$ (40,000)	$ 271,911

See accompanying notes.

WALL STREET DISCOUNTS, INC.
STATEMENT OF CASH FLOWS
Year ended June 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(10,190)
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation		377
(Increase) decrease in assets		
Broker and dealer receivables		6,776
Prepaid expenses		1,900
Federal income tax refund receivable		(1,732)
Increase (decrease) in liabilities		
Accounts payable		(689)
Due to other broker		2,982
Payroll and payroll taxes payable		(2,006)
Net decrease in cash and equivalents		(2,582)
Beginning cash and equivalents		270,822
Ending cash and equivalents	$	268,240

See accompanying notes.

WALL STREET DISCOUNTS, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2002

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of Business

Wall Street Discounts, Inc. (the Corporation), is a securities broker that does not carry customers' accounts. The Corporation operates from offices in Madison and Milwaukee, Wisconsin. Revenue is earned primarily from commissions on stock, option and mutual fund transactions executed for customers.

Revenue Recognition

Security transactions and the related commission revenue and expenses are recorded on a trade date basis as securities transactions occur.

Office Equipment

Office equipment is stated at cost and depreciated using applicable Federal income tax methods, which primarily are accelerated methods over lives as specified by Federal tax laws and regulations. These tax methods approximate allowable GAAP methods. Depreciation expense for the year ended June 30, 2002 was $377.

Statement of Cash Flows

For purposes of the statement of cash flows, the Corporation has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

Accounts Receivable

Accounts receivable are considered to be fully collectible; therefore, no allowance for doubtful accounts is considered necessary. Any accounts that become uncollectible are charged to operations when that determination is made. Accounts receivable consists of amounts due from U.S. Clearing Corporation.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Investments are normally stated at market value. Cost is determined by the purchase price. The market value of investments is determined based on quoted market prices.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (continued)

Cash and Investment in Good Faith Account

Cash of $51,307 has been segregated in an account held at U.S. Clearing Corporation as good faith money as part of the agreement with USCC.

Cash Segregated Under Federal Regulations

Cash of $1,778 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

NOTE 2 - DUE TO OTHER BROKER

The Corporation holds a short position in the stock of a corporation, classified as a liability, "due to other broker", in the statement of financial condition. The value of this short position is marked to market and is offset by margin cash in the brokerage accounts. The short position margin cash offset was $9,697 as of June 30, 2002. The Corporation would lose money and be required to set aside additional brokerage cash if the value of this stock increases. This investment is classified as a trading security.

An unrealized loss of $2,982 for the year ended June 30, 2002, has been included in current income for this investment.

NOTE 3 - DESCRIPTION OF OTHER LEASING ARRANGEMENTS

The Corporation operates in leased premises at 7 North Pinckney Street, Madison, Wisconsin and at 11617 W. Blue Mound Road, Milwaukee, Wisconsin. The lessee is responsible for maintenance and repairs. The Corporation is currently leasing both offices on a month-to-month basis for a total of $1,281 per month.

The Corporation also leases a multiple station computer terminal. The lessor is responsible for maintenance and repairs. The lease is for twelve months at $245 per month with 90 days notice required by either party to terminate.

In addition, several other communication devices are leased from various lessors on a month-to-month basis. The lessors are responsible for maintenance and repairs and 30-day notice is required for termination.

Total lease expense for the year ended June 30, 2002 was $31,699.

NOTE 4 - ECONOMIC DEPENDENCY

The Corporation is a correspondent broker for U.S. Clearing Corporation (USCC), a company which provides clearing, execution and other securities brokerage services. USCC does not have any ownership interest in Wall Street Discounts, Inc.

NOTE 4 - ECONOMIC DEPENDENCY (continued)

The agreement may be terminated by either party upon three months written notice. During the year ended June 30, 2002, the Corporation paid USCC $64,807 for services performed. It had accounts receivable from USCC of $7,385 at June 30, 2002.

USCC requires Wall Street Discounts, Inc. to maintain a $50,000 good faith deposit in cash or T-bills in an interest bearing account with them.

Any termination of the agreement between the Corporation and USCC would significantly affect the operations of the Corporation. The Corporation would need to execute a new agreement as a correspondent broker with another clearing firm in order to continue its operations.

NOTE 5 - INCOME TAXES

For the year ending June 30, 2002, the Corporation reported a net operating loss of $9,673. This net operating loss can be carried back for five years for Federal income tax purposes which produced a refund of taxes of $1,732. This loss can be carried forward for fifteen years for Wisconsin income tax purposes.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a broker and member of the National Association of Securities Dealers (NASD), the Corporation is subject to the Uniform Net Capital Rule (SEC rule 15c3-1) adopted and administered by the NASD and the Securities and Exchange Commission (SEC). The Corporation is required to maintain net capital of not less than $50,000.

At June 30, 2002, the Corporation's net capital, as defined, aggregated $261,919 and was $211,919 in excess of minimum net capital.

NOTE 7 - PENSION PLAN

During the year ended June 30, 1998, the Corporation adopted a Simple IRA pension plan for which all employees are eligible. The Corporation matches employee contributions up to 3% of qualified compensation. Pension expense for the year ended June 30, 2002 was $3,613.

NOTE 8 – INVESTMENTS

Investments consist of stock warrants on NASD common stock exercisable at various dates beginning in 2002 and expiring in 2006 for a total of 1,200 shares. Since NASD has not yet issued public shares, there is no market value available. Therefore, these warrants are currently stated at cost.

SUPPLEMENTARY INFORMATION

WALL STREET DISCOUNTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Year ended June 30, 2002

Net Capital		
Total stockholders' equity	$	271,911
Deductions		
Nonallowable assets		
Petty cash		(103)
Prepaid expenses		(3,018)
Federal income tax refund receivable		(1,732)
NASD warrants		(3,300)
Office equipment		(431)
Securities haircuts		
Short securities marked to market (15% of market value)		(1,408)
Net capital	$	261,919
Aggregate Indebtedness		
Items included in statement of financial condition		
Due to other brokers	$	9,388
Payroll and payroll taxes payable		2,807
Total aggregate indebtedness	$	12,195
Computation of basic net capital requirement		
Minimum net capital required	$	50,000
Excess net capital	$	211,919
Ratio: Aggregate indebtedness to net capital		.05 to 1
Reconciliation with corporation's computation (included in Part II of Form X-17A-5 for the year ended June 30, 2002)		
Net capital as reported in Corporation's Part II (unaudited) FOCUS report	$	260,744
Year end audit adjustments:		
Less: Reduction of prepaid expenses		(557)
Plus: Income tax refund receivable		1,732
Net capital per above	$	261,919
Aggregate indebtedness reported in Corporation's Part II (unaudited) FOCUS report	$	2,807
Year end audit adjustments:		
Add: Due to other broker		9,388
Aggregate indebtedness per above	$	12,195

Wegner LLP
CPAs & Consultants

REPORT ON INTERNAL CONTROL

Board of Directors
Wall Street Discounts, Inc.
Madison, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of Wall Street Discounts, Inc. (the Corporation) for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Madison Office: 2110 Luann Lane • Madison, WI 53713-3074 • (608) 274-4020 • FAX (608) 274-0775 • e-mail: info@wegnercpas.com
Baraboo Office: 123 Second Street • P.O. Box 150 • Baraboo, WI 53913 • (608) 356-3966 • FAX (608) 356-2966
www.wegnercpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment and control procedures and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Wall Street Discounts, Inc. for the year ended June 30, 2002 and this report does not affect our report thereon dated July 31, 2002. There is inadequate separation of duties due to the limited number of personnel. Management believes corrective action is not practical in the circumstances since the Corporation employs four persons (two salaried brokers, one administrator/owner and one secretary) in the main office and two persons (one salaried broker and one commissioned broker) in the branch office. In addition, management contracts its accounting work to an outside bookkeeper. Segregation of duties in accounting for assets and liabilities, such as cash, and possession of those assets or liabilities is inherently not practical.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wegner LLP

Wegner LLP
July 31, 2002